October 19, 2015

Via EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

            100 F. Street, N.E.,

                Washington, D.C. 20549.

Attn:    Laura Nicholson, Special Counsel

Re:	Ferrari N.V. Registration Statement on Form F-1 Registration No. 333-205804

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ferrari N.V. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4 p.m. Eastern Time, October 20, 2015, or as soon as possible thereafter.

* * * *

Ferrari N.V. hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Ferrari N.V. hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

U.S. Securities and Exchange Commission	-2-

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Ferrari N.V. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	Ferrari N.V. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or require any additional information, please contact Scott D. Miller in New York at (212) 558-3109 or by email (millersc@sullcrom.com). In addition, please inform Mr. Miller when this request for acceleration has been granted.

Very truly yours,

FERRARI N.V.

By:	/s/ Alessandro Gili
Name:	Alessandro Gili
Title:	Chief Financial Officer